UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

05038781

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-50809

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GRANITE FINANCIAL GROUP, INC. AND SUBSIDIARY

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12220 EL CAMINO REAL, SUITE 400
(No. and Street)

SAN DIEGO,	CALIFORNIA	92130-2091
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

ALLISON D. DIAMOND, CHIEF FINANCIAL OFFICER (858) 509 – 8800
(Area Code – Telephone No.)

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report.*

CORADINO HICKEY & HANSON, A CPA CORPORATION
(Name – if individual, state last, first middle name)

4275 EXECUTIVE SQUARE, SUITE 200	LA JOLLA	CALIFORNIA	92037-1476
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH, D.C. 179

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Allison D. Diamond, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GRANITE FINANCIAL GROUP, INC. AND SUBSIDIARY, as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Allison D. Diamond
(Title) Chief Financial Officer

STATE OF CALIFORNIA) On this 28th day of February
) ss. in the year 2005, before me, Colleen D. Link
COUNTY OF SAN DIEGO) a Notary Public, State of California, duly commissioned and sworn, personally appeared Allison D. Diamond, personally known to me (~~or proved to me on the basis of satisfactory evidence~~) to be the person~~(s)~~ whose name is/~~are~~ subscribed to the within instrument, and acknowledged to me that She executed the same in ~~his~~/her/~~their~~ authorized capacity(~~ies~~), and that ~~his~~/her/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

WITNESS my hand and official seal.

Notary Public, State of California

My commission expires 7-14-07

(Seal) COLLEEN D. LINK
Commission # 1425116
Notary Public - California
San Diego County
My Comm. Expires Jul 14, 2007

This report ** contains (check applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ❑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ❑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3.3
- ❑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ❑ (m) A Copy of the SIPC Supplemental Report.
- ❑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Certified Public Accountants' Supplementary Report on Internal Accounting Control.
- ❑ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

GRANITE FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

WITH

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

CORADINO HICKEY & HANSON
A CPA CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

World-wide representation through IA International
An international affiliation of independent accounting firms

Charles J. Coradino, CPA
David R. Hickey, CPA
Bruce A. Hanson, CPA

Members
American Institute of
Certified Public Accountants
Private Companies
Practice Section (PCPS)
California Society of
Certified Public Accountants
Western Association of
Accounting Firms

INDEPENDENT AUDITORS' REPORT

Board of Directors
Granite Financial Group, Inc. and Subsidiary
San Diego, California

We have audited the accompanying consolidated statements of financial condition of Granite Financial Group, Inc. and subsidiary as of December 31, 2004, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial condition of Granite Financial Group, Inc. and subsidiary as of December 31, 2004, and the results of their operations and cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CORADINO HICKEY AND HANSON
A CPA CORPORATION

Bruce A. Hanson

Bruce A. Hanson, CPA

February 26, 2005

4275 Executive Square, Suite 200 • La Jolla, California 92037 • Telephone (858) 455-9000 • Facsimile (858) 455-8279 • www.chhcpa.com

GRANITE FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 1,040,863
Receivable from clearing firm	101,896
Accounts receivable	160,382
Prepaid expenses and other current assets	163,326
Marketable securities held for investment	532,884
Employee loan receivable	17,500
Stockholder receivable	15,237
Total current assets	2,032,088
FURNITURE, EQUIPMENT AND IMPROVEMENTS	
Computer equipment	261,026
Furniture and fixtures	176,762
Leasehold improvements	115,780
	553,568
Less accumulated depreciation and amortization	(133,612)
	419,956
OTHER ASSETS	
Investments	481,713
Deposits	39,694
	521,407
	$ 2,973,451
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 537,010
Accrued expenses	569,618
Deferred income tax liability, net – current	67,000
Total current liabilities	1,173,628
DEFERRED INCOME TAX LIABILITY – LONG TERM	44,000
STOCKHOLDER'S EQUITY	1,755,823
	$ 2,973,451

See notes to consolidated financial statements.

GRANITE FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Gains (losses) on securities, net	$ 5,617,300
Commissions	4,570,687
Private placement income	2,229,043
Consulting income	336,900
Revenues from subsidiary	160,429
Interest income	51,070
Other income	81,319
	13,046,748
COSTS AND EXPENSES	
Cost of goods sold – subsidiary	51,658
Salaries, payroll taxes and benefits	9,178,194
Clearing firm charges	1,348,831
Information services	206,875
Occupancy and office expense	654,035
Consulting	639,127
Other general and administrative expenses	639,607
Loss on disposition of fixed assets	8,036
Regulatory fees and expenses	20,802
Margin interest expense	1,852
	12,749,017
Net income before provision for income taxes	297,731
PROVISION FOR INCOME TAXES	
Current	1,000
Deferred	69,000
	70,000
Net income	$ 227,731

See notes to consolidated financial statements.

GRANITE FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock Class A	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCE AT, December 31, 2003	$ 10,000	$ 894,067	$ 44,025	$ 948,092
Stock redemption	(500)	(19,500)	-	(20,000)
Capital contribution	-	600,000	-	600,000
Net income	-	-	227,731	227,731
BALANCE AT, December 31, 2004	$ 9,500	$1,474,567	$ 271,756	$ 1,755,823

See notes to consolidated financial statements.

GRANITE FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 227,731
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortization	91,507
Deferred income taxes	69,000
Loss on disposition of furniture and fixtures	8,036
Gain (losses) on investment, net	(28,697)
Forfeit of employee deposit	(3,000)
Forgiveness of officer and employee receivables	110,000
Effect of changes in:	
Receivable from clearing firm	(42,533)
Accounts receivable	(160,382)
Prepaid expenses and other current assets	(83,458)
Marketable securities	(437,899)
Accounts payable	143,602
Accrued expenses	344,335
Net cash provided by operating activities	238,242
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of furniture, equipment and improvements	(179,157)
Acquisition of investments	(267,016)
Collection of loan receivable	5,000
Net cash used by investing activities	(441,173)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stock redemption	(20,000)
Capital contribution	600,000
Collection of stockholder receivables	26,763
Net cash provided by financing activities	606,763
Increase in cash and cash equivalents	403,832
CASH AND CASH EQUIVALENTS, beginning of year	637,031
CASH AND CASH EQUIVALENTS, end of year	$ 1,040,863

See notes to consolidated financial statements.

1. DESCRIPTION OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Granite Financial Group, Inc., a California Corporation, was formed on December 1, 1997 and is registered as an Introducing Broker-Dealer with the National Association of Securities Dealers, Inc. ("NASD") effective August 27, 1998. The consolidated financial statements of Granite Financial Group, Inc. and subsidiary (the Company) include the consolidated activity of Granite Financial Group, Inc. and its wholly owned subsidiary, Kinesis Partners, Inc. (formed June 25, 2004).

Granite's main activities include both traditional brokerage services and corporate finance. Brokerage activities include, but are not limited to, principal and agency transactions and institutional sales. Granite does not carry security accounts for customers or perform custodial functions relating to customer securities. Kinesis Partners, Inc. (Kinesis) provides technology support and services to Granite Financial Group, Inc. and to other customers. For the year ended December 31, 2004, Kinesis recognized revenue of approximately $160,000 and incurred expenses of approximately $172,000.

All intercompany accounts and transactions have been eliminated.

Customers' securities transactions and related commission income and expenses are recorded on a settlement-date basis. Profit and loss arising from securities transactions entered into for the account and risk of the Company are also recorded on a settlement-date basis.

Corporate finance revenues include fees earned from providing full service investment banking activities. Certain of these services include PIPE ("Private Investments in Public Equities") transactions, merger and advisory activity and consulting and research. Fees for advisory services are recorded when earned and received. Investment banking management fees and related commissions are recorded at the time the transaction/underwriting is completed.

The Company considers all highly liquid investments such as money market funds with a maturity of three months or less at the date of acquisition to be "cash equivalents". The Company maintains its cash and cash equivalent balances at financial institutions which are insured by the Federal Deposit Insurance Corporation up to $100,000, while securities accounts (such as money market funds) are protected by an independent insurer. At December 31, 2004 the Company's uninsured cash and cash equivalents balances totaled approximately $1,034,000.

Marketable securities and investments are valued at market.

The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts or loans is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and equipment are stated at cost. Depreciation is provided for using the straight-line basis over the estimated useful lives of the assets which are estimated to be three to seven years. Leasehold improvements are amortized to expense over the term of the lease. Depreciation and amortization expense charged to operations for the year ended December 31, 2004 was $91,507.

1. DESCRIPTION OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is authorized to issue 1,000,000 shares of no par value Class A common stock of which 9,500 shares were issued and outstanding at December 31, 2004. The Company is also authorized to issue 1,000,000 shares of no par value nonvoting Class B common stock of which none were issued and outstanding at December 31, 2004. On January 1, 2004, the Company and a stockholder entered into a stock redemption agreement. The Company agreed to pay $20,000 for the redemption of 500 shares of Class A voting common stock, which represented the stockholder's entire interest.

Cash paid for interest on all Company debt was $1,852 for the year ended December 31, 2004.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is required under the provisions of the Securities Exchange Act of 1934 Rule 15c3-1 to maintain the greater of a minimum net capital of at least $100,000 or one-fifteenth of the aggregate indebtedness as defined under the Act. At December 31, 2004, the Company's net capital was $464,085 and the Company's aggregate indebtedness was $1,217,628 or 262% of net capital.

3. RECEIVABLE FROM CLEARING FIRM

The amount receivable from the clearing firm at December 31, 2004 consists of the following:

Commissions receivable from Banc of America Securities, LLC	$ 101,896

4. MARKETABLE SECURITIES HELD FOR INVESTMENT

Marketable securities held for investment consist of publicly traded corporate stocks, which are as follows at December 31, 2004:

Marketable Securities	Shares	Market Value
Equity Securities		
Goldnev Resources, Inc.	1,300,000	$ 292,500
First Avenue Networks, Inc.	17,042	236,884
Riviera Tool Company	2,500	3,500
		$ 532,884

4. MARKETABLE SECURITIES HELD FOR INVESTMENT (Continued)

These securities are held for investment and are valued at market at December 31, 2004. Unrealized gains and losses resulting from increases or decreases in fair market value during the period the securities are held by the Company, along with realized gains and losses on securities sold during the year ending December 31, 2004 are reflected on the statement of income. The marketable securities held at December 31, 2004 have no restrictions or other arrangements or conditions, which limit their marketability.

5. LOAN RECEIVABLE—EMPLOYEE

The employee loan receivable is unsecured and is to be repaid annually based upon the employee's length of service with the Company. Subsequent to December 31, 2004, this employee was no longer employed by the Company, which made the loan receivable due on demand. The Company considers the loan receivable to be fully collectible.

6. INVESTMENTS

In December 2003, the Company purchased 20,000 shares of Western Alliance Bancorporation common stock for $180,000. In September 2004, the Company purchased an additional 1,418 shares of Western Alliance Bancorporation common stock for $17,016. At December 31, 2004, the total investment in Western Alliance Bancorporation common stock is valued to be $257,016 and is included in the investment balance on the consolidated statements of financial position. The unrealized gain from the increase in the value of the investment is $60,000 and is included in the gains and losses on securities on the consolidated statements of operations.

In March 2004, the Company purchased an investment in the hedge fund OnPoint Capital Partners for $250,000. This purchase is an investment representing an approximate 10% interest in the fund and is not meant to hedge risks from any particular items or transactions. At December 31, 2004, the investment in OnPoint Capital Partners had a market value of $224,697, which is included in the investment balance on the consolidated statements of financial position. The decrease in the value of the investment results primarily from realized and unrealized losses totaling approximately $25,000 and is included in the gains and losses on securities on the consolidated statements of operations. Granite is also the broker-dealer for OnPoint Capital Partners and for the year ended December 31, 2004 earned commission income from the fund totaling approximately $273,000.

7. INCOME TAXES

Provision for income taxes has been estimated based upon the statutory rate of 8.84% for California Franchise tax and the effective Federal income tax rates. The provision for income taxes represents the estimated tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

7. INCOME TAXES (Continued)

Deferred income tax assets, net of valuation allowances, and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates which are then applied to the periods in which the differences are expected to affect taxable income. A current deferred tax liability of $67,000 is primarily attributable to unrealized gains on marketable securities and investments held at December 31, 2004 and a long-term deferred tax liability of $44,000 is attributable to an excess of tax depreciation over book depreciation at December 31, 2004.

Cash paid for income taxes was $32,368 for the year ended December 31, 2004.

8. LEASE COMMITMENT

The Company leases office facilities in San Diego, California and Atlanta, Georgia under noncancellable operating lease agreements, which have expiration dates ranging from 2006 to 2008. The San Diego lease has an option to extend the term for an additional five years. The current aggregate monthly rent is approximately $34,800 and is subject to scheduled escalations. The Company must also pay for its share of the property taxes, insurance, repairs and maintenance, and common area expenses related to the facilities, under the terms of the agreements.

The Company has also entered into various noncancellable operating lease agreements for equipment and an automobile. As of December 31, 2004, aggregate monthly rent on these leases is approximately $1,600. The leases have expiration dates ranging from 2006 to 2007.

The total rent expense charged to operations under leases for the year ended December 31, 2004 was approximately $449,000 (net of month-to-month sublease income of approximately $73,000).

The total minimum lease commitments for all non-cancelable operating leases with terms of one year or more as of December 31, 2004 are as follows:

For The Years Ended December 31,	
2005	$ 440,129
2006	440,382
2007	427,513
2008	326,631
Thereafter	-
	$ 1,634,655

9. RETIREMENT PLAN

The Company adopted a 401(K) Retirement Savings Plan effective January 1, 2001. Employees are eligible to participate upon reaching twenty-one years of age and after completing six months of service. Participants may contribute up to $13,000 of their compensation, subject to statutory limitations. The Company may make discretionary matching contributions as well as discretionary profit sharing contributions to the Plan. For the year ended December 31, 2004 the Company did not make any discretionary contributions to the Plan.

GRANITE FINANCIAL GROUP, INC. AND SUBSIDIARY

SUPPLEMENTARY SCHEDULES

GRANITE FINANCIAL GROUP, INC. AND SUBSIDIARY

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2004

Total ownership equity from statement of financial condition	$ 1,755,823
Total non-allowable assets	(793,873)
Total allowable credits	111,000
Net capital before haircuts on securities positions	1,072,950
Haircuts on securities:	
Trading and investment securities—other	(608,865)
Net capital	$ 464,085
Minimum net capital required (based on aggregate indebtedness)	$ 81,175
Minimum net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 364,085
Excess net capital at 1000%	$ 342,322
Total aggregate indebtedness	$ 1,217,628

GRANITE FINANCIAL GROUP, INC. AND SUBSIDIARY

SCHEDULE II - EXEMPTIVE PROVISION UNDER RULE 15c3-3

DECEMBER 31, 2004

An exemption from Rule 15c 3-3 is claimed based on:

All customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

Name of Clearing Firm:

Banc of America Securities, LLC	SEC No. 8-42263	Product Code A

GRANITE FINANCIAL GROUP, INC. AND SUBSIDIARY

SCHEDULE III - RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2004

Net capital as reported in Part II of the Company's FOCUS report at December 31, 2004	$ 450,719
Adjustment to net income to record accounts receivable	20,124
Adjustment to net income to accrue workers compensation insurance	(15,931)
Adjustment to accrued bonuses	25,000
Adjustment to net income for current and deferred income taxes	(70,000)
Adjustment to allowable credits	69,000
Adjustments to non-allowable assets	(15,216)
Adjustment to haircuts on securities	389
Adjusted net capital	$ 464,085
Regulatory net capital, per audit	$ 464,085

GRANITE FINANCIAL GROUP, INC. AND SUBSIDIARY

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

CH &H CORADINO HICKEY & HANSON
A CPA CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INTERNATIONAL
World-wide representation through IA International
An international affiliation of independent accounting firms

Charles J. Coradino, CPA
David R. Hickey, CPA
Bruce A. Hanson, CPA

Members
American Institute of
Certified Public Accountants
Private Companies
Practice Section (PCPS)
California Society of
Certified Public Accountants
Western Association of
Accounting Firms

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Granite Financial Group, Inc. and Subsidiary
San Diego, California

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Granite Financial Group, Inc. and subsidiary (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4275 Executive Square, Suite 200 • La Jolla, California 92037 • Telephone (858) 455-9000 • Facsimile (858) 455-8279 • www.chhcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CORADINO HICKEY AND HANSON
A CPA CORPORATION
Bruce A. Hanson
Bruce A. Hanson, CPA

February 26, 2005

CH &H